4/23/15

15026521

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 23 2015 SEC MAIL PROCESSING SECTION WASH, D.C. 194

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 68592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InterTrading USA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, Suite 960
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (305) 377-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company P.A.
(Name – *if individual, state last, first, middle name*)

15 Warren Street, Suite 25	Hackensack	New Jersey	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/23/15

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InterTrading USA Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paritz & Company, P.A.

INTERTRADING USA SECURITIES, INC.

(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2014

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

TABLE OF CONTENTS

Paritz & Company, P.A.
certified public accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of InterTrading USA Securities, Inc.

We have audited the accompanying financial statements of InterTrading USA Securities, Inc. (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. InterTrading USA Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of InterTrading USA Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of InterTrading USA Securities, Inc.'s financial statements. The supplemental information is the responsibility of InterTrading USA Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Paritz & Company, P.A.

Hackensack, NJ

February 13, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InterTrading USA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, Suite 960
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Nunn (305) 377-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company P.A.
(Name – *if individual, state last, first, middle name*)

15 Warren Street, Suite 25	Hackensack	New Jersey	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InterTrading USA Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS:	
Cash	$ 1,355,593
Receivable from broker	77,083
Prepaid expenses	18,575
Security deposit	28,678
Property and equipment, net of accumulated depreciation	93,090
TOTAL ASSETS	**$1,573,019**

LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued expenses	$ 169,423
Deferred rent payable	10,562
TOTAL LIABILITIES	**179,985**
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 2,000,000 shares authorized 100,000 shares issued and outstanding	100,000
Additional paid-in capital	3,150,000
Accumulated deficit	(1,856,966)
TOTAL STOCKHOLDER'S EQUITY	**1,393,034**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$1,573,019**

See notes to financial statements

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Interest income	$ 11,383
Unrealized gain on foreign currency	3,552
Realized loss on marketable securities	(12,900)
Commissions	455,745
TOTAL REVENUES	**457,780**
EXPENSES:	
Rent	150,221
Personnel related costs	387,224
Regulatory fees	5,934
Professional fees	171,422
Clearing Charges	83,427
Depreciation	33,850
Commission Expense – related party	157,621
Other	133,444
TOTAL EXPENSES	**1,123,143**
NET LOSS	**$(665,363)**

See notes to financial statements

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE – JANUARY 1, 2014	**100,000**	**$1,900,000**	**$ (1,191,603)**	**$808,397**
Capital Contribution		$1,250,000		1,250,000
Net loss			(665,363)	(665,363)
BALANCE – DECEMBER 31, 2014	**100,000**	**$3,150,000**	**$(1,856,966)**	**$1,393,034**

See notes to financial statements

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:	
Net loss	$(665,363)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	33,850
Deferred rent	1,860
Changes in assets and liabilities:	
Accrued interest	4,008
Marketable securities	323,700
Prepaid expenses	1,223
Receivable from broker	(77,083)
Security deposits	3,000
Accounts payable and accrued expenses	144,806
NET CASH USED IN OPERATING ACTIVITIES	**(229,999)**
FINANCING ACTIVITIES	
Paid-in Capital or Surplus	1,250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**1,250,000**
Net Increase in Cash and Cash Equivalents	**1,020,001**
CASH – BEGINNING OF YEAR	**335,592**
CASH – END OF YEAR	**$ 1,355,593**

See notes to financial statements

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

InterTrading USA Securities Inc. ("the "Company"), a registered broker-dealer under the Securities Exchange Act of 1934, operates a securities business and is a wholly-owned subsidiary of InterTrading Holdings, Inc., a wholly-owned subsidiary of Interacciones Casa De Bolsa, S.A. de C.V. (the "Parent") and operates as an investment holding company.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record-keeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned and on margin. Certain of management=s estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company=s industry and general economic conditions. It is possible that these external factors could have an effect on management=s estimates that could cause actual results to differ from their estimates. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

Marketable securities

Marketable securities are recorded at fair value on a recurring basis and consist primarily of investments in Mexican bonds. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of operations.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

All securities transactions, commissions, and related expenses for which the Company acts as agent are recorded on a settlement date basis. Transactions for which the Company acts as principal are recorded on a trade date basis.

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

Rental expense

Rental expense is accounted for on the straight-line method.

Deferred rent payable as of December 31, 2014 represents the excess of recognized rent expense over scheduled lease payments.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash, commissions receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Securities owned are valued using a Level 1 input.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

Property and equipment

Propertyand equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Income taxes

ASC Topic 740.10.30 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has no material uncertain tax positions for the reporting period presented. Income tax returns are subject to examination by major jurisdictions for the years 2012 through 2013.

The Company uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when the Company does not consider it more likely than not that some portion or all of the deferred tax assets will be realized.

2 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that, the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2014 The Company had regulatory net capital of $1,251,979 which exceeded requirements by $1,201,979. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

3 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014are as follows:

	Amount	Estimated Useful Life
Automobile	$ 31,595	5 years
Furniture and equipment	137,656	5 years
Leasehold improvements	6,998	3 years
	176,249	
Less accumulated depreciation	(83,159)	
	$93,090	

4 CONCENTRATION OF CREDIT RISK

The Company has cash equivalents, accrued interest and marketable securities totaling $1,432,676.

Investing in securities of companies operating in foreign countries may include certain risks and considerations not typically associated with investing in U.S. companies, such as changing local and regional economic, political, regulatory and social conditions, which may result in greater market volatility.

5 INCOME TAXES

The income tax provision varied from the amount computed using the U.S. Federal statutory regular tax rate as follows:

At statutory rates	$(232,100)
Valuation allowance	232,100
	$ -

As of December 31, 2014, the Company has net operating loss carryforwards of approximately $1,273,800 which expire as follows:

2031	$ 22,300
2032	348,400
2033	903,100
2034	663,200
	$1,937,000

As of December 31, 2014, the Company's deferred tax assets consist of the following:

Deferred tax assets – tax operating loss carryforwards	$612,000
Less: valuation allowance	(612,000)
	$ -

During the year ended December 31, 2014 the valuation allowance increased by approximately $232,100.

6 COMMITMENTS AND CONTINGENCIES

The Company is committed under an operating lease for its office space which expires in 2017 and provides for annual rentals of approximately $120,000 plus increases in operating expenses.

Future minimum lease commitments (excluding renewal options) under non-cancellable leases are as follows:

Year ended December 31, 2015	120,000
2016	124,000
2017	106,000
	$350,000

7 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 13, 2015, the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

Paritz & Company, P.A.
certified public accountants

[illegible] Warren Street, Suite [illegible]
Hackensack, New Jersey [illegible]
[illegible]
Fax [illegible]
[illegible]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of InterTrading USA Securities, Inc.

We have reviewed management's statements, included in the accompanying Computation For Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) InterTrading USA Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which InterTrading USA Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) InterTrading Securities, Inc. stated that InterTrading USA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. InterTrading USA Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about InterTrading, USA Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Paritz & Company P.A.

Hackensack, NJ

February 13, 2015

Intertrading USA Securities, Inc.'s Exemption Report

Effective as of January 21, 2015

To the best of our knowledge InterTrading USA Securities, Inc. acts as a limited broker dealer and has meet the specific exemption relied upon under Rule 15c3-3 (k)(2)(ii) of the Securities and Exchange Act of 1934 for the period of January 1, 2014 through December 31, 2014 without exception.

Richard Nunn
Chief Financial Officer
March 24, 2015

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of net capital	
Total stockholder's capital from statement of financial condition	$1,393,034
Less – Non-allowable assets	
Property and equipment – net	93.090
Security deposit	28,678
Other assets	18,575
Net capital before haircuts	1,252,690
Haircuts on securities positions	
Other positions	712
Net capital	**$1,251,979**
Computation of aggregate indebtedness	
Accounts payable	$ 169,423
Deferred rent payable	10,562
Aggregate indebtedness	$ 179,985
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 22,498
Minimum dollar per capital requirements	50,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 50,000
Excess net capital	**$1,201,979**
Net capital less 120% of minimum dollar net capital required	**$1,201,979**
Ratio: aggregate indebtedness to net capital	**0.14 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$1,254,090
Increase in Accounts Payable	2,111
Net capital, as included in this report	**$1,251,979**

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.